Rupert, Kevin C.

From:	Fumai, Allison [allison.fumai@dechert.com]
Sent:	Friday, March 16, 2012 6:40 PM
To:	Rupert, Kevin C.
Cc:	Strauss, Stuart
Subject:	Saratoga Advantage Trust
Attachments:	SEC Response Letter for Real Estate Accounting Comments.DOC

Kevin:

Attached please find responses to your comments relating to Saratoga Advantage Trust.

Please do not hesitate to contact me if you would like to discuss.

Allison Harlow Fumai
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3526 (direct dial)
allison.fumai@dechert.com

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STUART M. STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0453 Fax

March 16, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin C. Rupert, Division of Investment Management

Re: The Saratoga Advantage Trust
(File No. 033-79708; 811-8542)

Dear Mr. Rupert:

Thank you for your telephonic comments regarding certain filings relating to the James Alpha
Global Real Estate Investments Portfolio (the "Portfolio"), a portfolio of The Saratoga Advantage
Trust (the "Trust"), and the Trust's annual update filing for the fiscal year ended August 31,
2011. The Trust has considered your comments and has authorized us to make responses,
changes and acknowledgements discussed below on its behalf.

**Comment 1.   Please explain the difference in the gross operating expenses of the Portfolio
included in the prospectus dated August 1, 2011 relating to the Portfolio (the
"August Prospectus") and the prospectus dated December 30, 2011 relating
to the Portfolio (the "December Prospectus"). In the August Prospectus, the
gross operating expenses were stated as 2.84% for Class A and in the
December Prospectus these expenses were stated as 7.19% for Class A. To
the extent that the gross operating expenses stated in the August Prospectus
were erroneous, (i) please describe the controls in place to prevent this type
of error and what, if anything, was done to ensure that this type of error
does not occur in the future and (ii) please let us know whether you would
consider doing a rescission offer and, if not, explain why not.**

Response 1.   We respectfully acknowledge your comment; however,
we note that the gross operating expenses of the Portfolio's Class A
shares of 2.84% as set forth in the August Prospectus are accurate. In
fact, the actual gross operating expenses for the period from September
1, 2011 through February 29, 2012 were 2.68% for Class A. In addition,
the gross operating expenses of the Portfolio's Class A shares as set forth
in the December Prospectus are also accurate.

17034286.2.BUSINESS

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The gross operating expenses of the Portfolio as set forth in the August Prospectus as 2.84% for Class A were calculated based on the gross operating expenses of the Global Real Estate Investments Fund (the "Predecessor Fund"), adjusted to reflect the Portfolio's contractual fees and expenses in accordance with Form N-1A.

The gross operating expenses of the Portfolio as set forth in the December Prospectus as 7.19% for Class A were calculated based on the actual gross operating expenses of the Predecessor Fund for the period January 1, 2011 through July 31, 2011 and of the Portfolio for the period August 1, 2011 through August 31, 2011. This number was based on the actual expenses of the Portfolio as included in the Portfolio's financial statements for the period ended August 31, 2011. These expenses were not adjusted to reflect the Portfolio's contractual fees and expenses (with the exception of the period August 1, 2011 through August 31, 2011) and were therefore higher than the expenses included in the August Prospectus.

For the reasons described above, we note that there was no error in the gross operating expenses in the August Prospectus, and therefore we do not believe that a rescission offer is necessary.

Comment 2. **Please explain the difference in "Other Expenses" for Class A as compared to Classes I and C in the December Prospectus.**

Response 2.   Class I and Class C shares were incepted on August 1, 2011 and January 5, 2012, respectively, and therefore do not take into account the Predecessor Fund's higher expenses. Class A expenses were based on actual expenses (including expenses for the Predecessor Fund) for the eight-month period ended August 31, 2011.

Comment 3. **For each portfolio of the Trust with a voluntary fee waiver, please sticker the prospectus to remove the footnote describing the voluntary fee waiver.**

Response 3.   Stickers will be filed for the relevant Portfolios.

Comment 4. **In the Form of Operating Expense Limitation Agreement between Saratoga Advantage Trust, on behalf of the Portfolio, and Ascent Investment Advisors, LLC, which is incorporated by reference in the Trust's registration statement on Form N-1A, please explain whether the phrase**

"consent shall not be unreasonably withheld" would negate the contractual waiver.

> Response 4. Form N-1A allows funds to reflect expense reimbursements or fee waivers in the fee table if such arrangements would reduce fund operating expenses for no less than one year from the effective date of the registration statement. The Portfolio's expense reimbursement is contractual in nature and terminates on December 31, 2014 for Class A and Class I shares and on December 31, 2012 for Class C shares. Furthermore, the Adviser intends to keep this arrangement in place until at least December 31, 2012 for Class A, Class I and Class C shares. We do not believe that the fact that the Agreement may be terminated by the Adviser with Board consent that may not be unreasonably withheld negates the contractual nature of the arrangement and meets the Form N-1A requirements for inclusion in the fee table.

Comment 5. Please clarify whether, in the Notes to the Financial Statements for the Trust's August 31, 2011 Annual Report (the "2011 Annual Report"), Note 2.(d) refers to all waiver agreements.

> Response 5. This note refers to all waiver agreements in place.

Comment 6. Please correct the reference in Part C to the Trust's 18f-3 plan in a subsequent filing.

> Response 6. This will be corrected in the Trust's next post-effective amendment filing.

Comment 7. Please explain why, in the Trust's 2011 Annual Report, the 12b-1 fee was not included in the Statement of Operations for the Portfolio and, if that is the case, whether the expense ratio was understated by 0.25%.

> Response 7. The Portfolio's 0.25% 12b-1 fee was included in the line item entitled "Non 12b-1 shareholder servicing" and therefore the expense ratio was not understated for the period. In the future, the Portfolio will include this amount under the line item entitled "Distribution (12b-1) fees."

Comment 8. Please explain whether the Manager is able to recoup the full amount of fee waivers in a situation where an adviser to a portfolio is replaced.

Dechert
LLP

Response 8.   Since all fee waivers are borne by the Manager and not by a portfolio's adviser, when applicable the Manager recoups all fees.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

- the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

- the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss